UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41814

Lead Real Estate Co., Ltd

16-11 Nampeidai-cho, 6F, Shibuya-ku

Tokyo, 150-0036, Japan

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Results of Lead Real Estate Co., Ltd’s 26th Ordinary General Meeting of Shareholders

Lead Real Estate Co., Ltd (the “Company”) held its 26th Ordinary General Meeting of Shareholders (the “Meeting”) at its headquarters located at 16-11 Nampeidai-cho, 6F, Shibuya-ku, Tokyo, Japan at 11:00 a.m. (Japan Standard Time) on September 29, 2026.

The Meeting was held with a quorum present, and the following proposals were resolved by the shareholders in accordance with the Companies Act of Japan and the Company’s Articles of Incorporation:

1. Appropriation of retained earnings

The shareholders approved the proposed year-end dividend for fiscal year ended June 30, 2026. The dividend was distributed in cash at a rate of JPY10 per ordinary share, with a total payout of JPY136,419,000. The effective distribution date was September 30, 2026.

2. Election of three directors (excluding directors who are members of the Audit and Supervisory Committee)

The shareholders reappointed Mr. Eiji Nagahara, Mr. Hidekazu Hamagishi, and Mr. Kenichi Homma as directors of the Company (excluding directors who are members of the Audit and Supervisory Committee).

3. Amendment to the Regulations on Retirement Allowance for Officers

The shareholders approved the amendment to the Regulations on Retirement Allowance for Officers as proposed. The details of the proposal can be found in the Exhibit 99.1 attached to the Report of Foreign Private Issuer on Form 6-K filed by the Company with the U.S. Securities and Exchange Commission on September 24, 2026.

Additionally, the Company’s business report and financial statements for the fiscal year ended June 30, 2026 were presented to the shareholders at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lead Real Estate Co., Ltd

Date: October 7, 2026	By:	/s/ Eiji Nagahara
	Name:	Eiji Nagahara
	Title:	Representative Director, President, and Chief
Executive Officer